Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended December 31,
	2013		2014		2015		2016		2017
EARNINGS
ADD
a) pre-tax income	$673,361		$723,431		$822,781		$811,950		$728,463
b) fixed charges	29,263		45,956		48,638		47,064		59,227
c) amortization of capitalized interest	—		—		—		—		—
d) distributed income of equity investees	—		—		—		—		—
e) share of pre-tax loss of equity investee	—		—		—		—		—

	$702,624		$769,387		$871,419		$859,014		$787,690
SUBTRACT
a) Interest capitalized	—		—		—		—		—
b) preference security dividend requirements of consolidated subsidiaries	—		—		—		—		—
c) noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—		—		—		—		—

	—		—		—		—		—

Total Earnings:	$702,624		$769,387		$871,419		$859,014		$787,690

FIXED CHARGES
a) interest expensed	$11,195		$27,189		$28,605		$28,858		$38,792
b) interest capitalized	—		—		—		—		—
c) amortized premiums discounts and capitalized expense					1,484				350
d) estimate of interest within rental expense related to indebtedness(1)	18,068		18,767		18,549		18,206		20,085
e) preference security dividend requirements of consolidated subsidiaries	—		—		—		—		—

Total Fixed Charges:	$29,263		$45,956		$48,638		$47,064		$59,227

RATIO OF EARNINGS TO FIXED CHARGES(2)	24.01	x	16.74	x	17.92	x	18.25	x	13.30	x

(1)	Consistent with market practice, management has estimated that interest within rental expense is equal to 33% of lease expense, calculated as follows:

	Fiscal Year Ended December 31,
	2013	2014	2015	2016	2017
Lease Expense	54,753	56,871	56,210	55,170	60,864

Interest (33%)	18,068	18,767	18,549	18,206	20,085

(2)	The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges.